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                             June 13, 2022

       Rami Elghandour
       Chief Executive Officer
       Arcellx, Inc.
       25 West Watkins Mill Road, Suite A
       Gaithersburg, MD 20878

                                                        Re: Arcellx, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 13,
2022
                                                            CIK No. 0001786205

       Dear Mr. Elghandour:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Joe McCann at (202) 551-6262 or Aric-James Prazeres at (202) 551-4841
       with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Jennifer Fang, Esq.